

July 6, 2012

 Via E-mail
Matthew J. Meloy
Chief Financial Officer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-34991**
> **Targa Resources Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33303**

Dear Mr. Meloy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Targa Resources Corp. Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-9

Note 7 – Investment in Unconsolidated Affiliate, page F-15

1.   We note that the Partnership's allocated cost basis on the date of its investment in Gulf Coast Fractionators, LP ("GCF") was less than its partnership equity balance by approximately $5.2 million and that you are amortizing this basis difference over the estimated useful life of the underlying fractionating assets on a straight-line basis. Please

tell us the authoritative GAAP guidance that supports your accounting treatment. Please also tell us the date the Partnership acquired its interest in GCF.

Note 8 – Debt Obligations, page F-15

2.   We note that you recognized pre-tax debt extinguishment gains of $36.8 million and $25.2 million during fiscal years 2010 and 2009, respectively, related to repurchases of approximately $341.5 million of debt under your TRC Holdco Loan Facility. Please tell us the reasons why you were able to repurchase your debt at such a significant discount to your carrying value given the variable interest rate of such debt. In doing so, please tell us if any of the debt issuers were related parties.

3.   We note that you exchanged $158.6 million of your 6 7/8% senior unsecured notes for the same amount of your 11 1/4% senior unsecured notes and accounted for the exchange as a non-substantial debt modification. Please tell us in sufficient detail how this exchange qualifies for non-extinguishment accounting under FASB ASC 470-50-40. In doing so, please explain how you determined the debt instruments do not have substantially different terms.

Note 14. – Fair Value Measurements, page F-26

4.   We note that you transferred $7.9 million in derivative liabilities during fiscal 2011 and $69.8 million of derivative assets during fiscal 2009 from Level 3 to Level 2 due to the "increased transparency and liquidity in NGL markets." Please explain to us in detail the developments that occurred in the functioning of the NGL markets and disclose in greater detail the reasons for these reclassifications. Please ensure your disclosures include a discussion of any changes in valuation techniques and related inputs and why unobservable inputs for these items became observable inputs. Please confirm for these transfers that none of the inputs significant to the fair value measurements in their entirety are Level 3 inputs. See ASC 820-10-50.

Note 20 – Income Taxes, page F-33

5.   You disclose on page F-34 that the tax consequences of transactions with common control entities are not reflected in pre-tax income under applicable accounting principles. We further note that the tax effect of your Permian and Straddle Systems and your Venice Operations sales to the Partnership were recorded as an increase in other long term assets of $64.7 to be amortized over the remaining life of the underlying assets, an increase in your current tax liability of $94.9 million, a decrease in your deferred tax liability of $27.5 million and an increase in current tax expense of $2.7 million. Citing authoritative GAAP guidance, please tell us how you determined the appropriate accounting treatment and calculated these amounts.   Please also tell us the tax treatment that you were trying to achieve with intercompany transactions.

<u>Targa Resources Partners LP Form 10-K for Fiscal Year Ended December 31, 2011</u>

6.   Where appropriate, please apply all comments above to the Partnership's Form 10-K.

<u>Note 3 – Significant Accounting Policies, page F-10</u>

<u>Earnings per unit, page F-13</u>

7.   Please provide all earnings per unit disclosures required by ASC 260-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief